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                      August 23, 2023

       Peter Thawnghmung
       Chief Executive Officer
       Yo-Health Inc.
       990 Gerry Avenue
       Lido Beach, NY 11561

                                                        Re: Yo-Health Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Amendment No. 1 to
Form 10-K for the fiscal year ended December 31, 2022
                                                            File No. 0-56521

       Dear Peter Thawnghmung:

               We issued comments to you on the above captioned filing on June 20, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 6, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              You may contact Charles Eastman at (202) 551-3794 or Jean Yu at
(202) 551-3305 with
       any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Manufacturing